UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinker Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Westlakes Drive Suite 250

(No. and Street)

Berwyn	PA	19312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Reid Peters

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton

(Name – if individual, state last, first, middle name)

171 N. Clark Street Suite 200	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Reid Peters_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brinker Capital Securities LLC_____ , as of __December 31_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Controller
_____
Title

Notary Public

GENERAL NOTARY - State of Nebraska
JUSTIN T. WINTER
My Comm. Exp. February 14, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brinker Capital Securities, LLC

(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)

Financial Statements and
Supplementary Information

Including the Report of Independent Registered Public
Accounting Firm as of December 31, 2020

(Filed as CONFIDENTIAL Information Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1937)

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)



GRANT THORNTON LLP

4695 MacArthur Court
Suite 1600
Newport Beach, CA 92660

D +1 949-553-1600
F +1 949-553-0168

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Brinker Capital Securities LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Brinker Capital Securities LLC (a wholly owned subsidiary of Brinker Capital Holdings, LLC) (the "Company") as of December 31, 2020, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplemental information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2021.

Newport Beach, California
January 29, 2021

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	650,266
Deposit with clearing organization		750,000
Securities trading, at fair value		1,473
Due from affiliate		110,768
Prepaid expenses		43,175
Total assets	$	1,555,682

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	567,125
Payable to broker-dealer and clearing organization	114
Securities sold, not yet purchased, at fair value	1,444
Total liabilities	568,683

Member's Equity

Member's Equity		986,999
Total member's equity		986,999
Total liabilities and member's equity	$	1,555,682

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)

Statement of Income
Year Ended December 31, 2020

Revenues

Clearing fee revenue from affiliate	$	5,553,954
General and administrative fee from affiliate		150,000
Trading losses, net		(34)
Total revenues		5,703,920

Expenses

Clearing and execution costs		5,553,954
Registration fees		77,938
Other expenses		22,778
Total expenses		5,654,670
Net income	$	49,250

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2020

		Member's Equity
Balances - January 1, 2020	$	937,749
Net income		49,250
Balances - December 31, 2020	$	986,999

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income	$	49,250
Adjustment to reconcile net income to net cash provided by		
operating activities		
Proceeds from sales of securities owned		987
(Increase) decrease in operating assets:		
Due from affiliate		(69,604)
Prepaid expenses		5,180
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		177,877
Payable to broker-dealer and clearing organization		112
Net cash provided by operating activities and net increase in cash		163,802
Cash at Beginning of Year		486,464
Cash at End of Year	$	650,266

1. **Business Activity and Organization**

   Brinker Capital Securities LLC (the "Company") is a wholly owned subsidiary of Brinker Capital Holdings LLC. (the "Parent"). The Company was incorporated in Delaware on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Brinker Capital Investments LLC (the "Affiliate") advisory clients. The Parent is an affiliated investment advisor. On September 24, 2020 the parent company was purchased by Orion Advisors Solutions. All entities became LLC's on this date.

   Brinker Capital Securities, LLC was converted to an LLC on September 23, 2020, by the contribution of the ownership interests in its sole member, Brinker Capital Holdings, LLC. It is a Delaware LLC and is managed by its controlling sole member, Brinker Capital Holdings, LLC, which oversees the activities of the Company. The Company's limited liability status is defined by its operating agreement with its controlling member, Brinker Capital Holdings, LLC.

   The Company clears its securities transactions on a fully disclosed basis through National Financial Services ("the clearing broker"). Periodically the Company trades securities on its own account and may incur trading gains and losses.

2. **Securities and Exchange Commission Rule 15c3-3 Exemption**

   The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

3. **Significant Accounting Policies**

   Basis of Presentation

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2020.

Revenue Recognition

Substantially all revenue is generated through clearing fees earned for executing trades for clients of the Affiliate and are equal to the clearing expenses charged to the Company by the clearing broker. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date. For executing such trades the Company also receives a monthly fixed general and administrative fee from the Affiliate and it is recorded on an accrual basis. Dividends and interest are recorded on the accrual basis.

Disaggregated Revenue

Revenue Stream	Income Statement Classification	Total Revenue
Clearing fee Revenue from affiliate	Clearing Revenue	$5,553,954
General and administrative fee from affiliate	Services Income	150,000
Trading loss, net	Trading loss, net	(34)
Total Revenue		$5,703,920

Securities Owned

Securities are recorded at fair value in accordance with the FASB ASC Topic 320, *Investments*. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded in net income using the specific identification method on a trade-date basis.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization. The Company had $1,444 in securities sold short at December 31, 2020.

Payable to Broker-dealer and Clearing Organization

Payables to broker-dealer and clearing organization primarily include Company's margin borrowings collateralized by securities owned, as well as payable arising from unsettled trades. Due to their short-term nature, the amounts recognized approximate fair value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

All commissions recognized in revenues are from a related party as described in Note 7.

Income Taxes

No provision has been included in the accompanying financial statements for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected subchapter S status for the partial year until September 23, 2020 and the remaining partial a limited liability company through December 31, 2020.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2020 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

4. Clearing Agreement and Deposit with Clearing Broker

The Company has an agreement with a clearing firm (the "Broker") to carry its customer accounts. The Broker has custody of the Company's securities and, from time to time, cash balances that

may be due from the Broker. A minimum of $750,000 in cash is required to be deposited with the Broker as part of this agreement.

These securities and cash positions serve as collateral for any amounts due to the Broker as well as collateral for securities sold, not yet purchased or purchased on margin.

The Company is subject to credit risk if the Broker is unable to repay balances due or deliver securities in its custody.

Under the clearing arrangement with the Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020, the Company's net capital was $832,752, which was $732,752 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .68:1 at December 31, 2020.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

6. **Fair Value Measurement**

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)

Notes to Financial Statements
December 31, 2020

liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities: quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets measured at fair value on a recurring basis as of December 31, 2020, the fair value measurements by level within the fair value hierarchy used are as follows:

	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 1,026	$ -	$ -	$ 1,026
Equity securities	$ 447	$ -	$ -	$ 447
Total	$ 1,473	$ -	$ -	$ 1,473
	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, not yet purchased	$ 1,444	$ -	$ -	$ 1,444
Total	$ 1,444	$ -	$ -	$ 1,444

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Securities – money market funds and mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

7. Transaction with Related Parties

The Company earned, from the affiliate, $5,553,954 and $150,000 in clearing revenue from securities transactions for advisory clients and general & administrative fee, respectively.

Certain operational and administrative services are provided to the Company by its Parent without charge or cost to the Company. These costs are considered to be insignificant to the Company's operations and the Parent has irrevocably waived its right to bill and collect any amounts for these services for 2020.

The Company's fidelity bond coverage is provided by a plan in the name of its Parent, which guarantees that it will pay any deductibles to the fidelity bonding company.

8. **Commitments and Contingencies**

The Company is subject to claims and legal proceedings which could arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2020 settled with no adverse effect on the Company's financial condition.

Income is reliant solely on the affiliated entity and that ongoing liquidity of the entity is supported by the parent. Management expects the Parent entity to continue supporting through the revenue arrangement.

The company maintains cash with various financial institutions and brokerage firms which are in excess of the federal depository insurance limit. Any losses related to uninsured balances could have a material adverse effect on the Company's financial statements.

9. **Subsequent Events**

Subsequent events for the Company have been evaluated by management through January 29, 2021, the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose in the financial statements.

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and
  Exchange Commission
December 31, 2020

Net Capital

1.	Total member's equity from statement of financial condition		$	986,999
2.	Deduct: member's equity not allowable for net capital			-
3.	Total member's equity qualified for net capital			986,999
4.	**Add:**			
	a. Allowable subordinated borrowings			-
	b. Other deductions or credits			-
5.	Total capital and allowable subordinated liabilities			986,999
6.	Deductions and/or charges			
	a. Non-allowable assets			
	Prepaid expenses		43,175	
	d. Other deductions		110,768	153,943
7.	Other additions and/or credits			-
8.	Net capital before haircuts on securities positions			833,056
9.	Haircuts on securities			304
10.	Net capital		$	832,752

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and
  Exchange Commission, (continued)
December 31, 2020

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6 2/3% of line 19)	$	37,808
12.	Minimum dollar requirement	$	100,000
13.	Net capital requirement (greater of line 11 or 12)	$	100,000
14.	Excess net capital	$	732,752
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	712,752

Computation of Aggregate Indebtedness

16.	Aggregate indebtedness		
	Items included in the statement of financial condition.		
	Accounts payable and accrued expenses	$	567,125
	Total aggregate indebtedness		567,125
17.	Add:		
	a. Drafts for immediate credit		-
	b. Market value of securities borrowed for which no equivalent value is paid or credited		-
	c: Other unrecorded amounts		-
18.	Deduct:		
	Adjustments based on Special Reserve Bank Accounts (15(c) 3-1) (c)(I)(vii)		-
19.	Total aggregate indebtedness	$	567,125
20.	Ratio of aggregate indebtedness to net capital (line 19/line 10)		.68 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no differences between this computation of net capital and the corresponding
computation prepared by Brinker Capital Securities, Inc. and included in the Company's
unaudited Part II of Form X-17A-5 as of December 31, 2020

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange
Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Schedule III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange
Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

GRANT THORNTON LLP

4695 MacArthur Court
Suite 1600
Newport Beach, CA 92660

D +1 949 553 1600
F +1 949 553 0168

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Brinker Capital Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Brinker Capital Securities LLC (the wholly owned subsidiary of Brinker Capital Holdings LLC) (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies and bank statement records), noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Newport Beach, California
January 29, 2021

Brinker Capital Securities LLC
(A Wholly Owned Subsidiary of Brinker Capital Holdings LLC)

Schedule of Assessment and Payments
December 31, 2020

Revenues

Clearing fee revenue from affiliate	$ 5,553,954
General and administrative fee from affiliate	150,000
Trading gains, net	(34)
Total revenues (FOCUS Line 12/Part IIA Line 9)	5,703,920

Deductions

Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	5,553,954
Total deductions	5,553,954
SIPC net operating revenues	$ 149,966
SIPC general assessment at .0015	$ 225
Less: Payments	112
Assessment balance due	$ 113

GRANT THORNTON LLP

4695 MacArthur Court
Suite 1600
Newport Beach, CA 92660

D +1 949-553-1600
F +1 949-553-0168

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Brinker Capital Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brinker Capital Securities LLC (a wholly owned subsidiary of Brinker Capital Holdings LLC) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Newport Beach, California
January 29, 2021

1055 Westlakes Drive, Suite 250
Berwyn, PA 19312
www.brinkercapital.com



Exemption Report

January 29, 2021

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Brinker Capital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c-3-3(k)(2)(ii)
>
> (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Brinker Capital Securities LLC.

I, Reid Peters, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

DocuSigned by:

Reid Peters

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